UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Spabilaty INC

Legal status of issuer

    Form
    C- Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 2, 2023

Physical address of issuer
18 Meadowbrook ln, Valley Stream NY 11580

Website of issuer
www.spabilaty.com

Name of intermediary through which the Offering will be conducted

Seed at the Table

CIK number of intermediary
0001808131

SEC file number of intermediary
007-00230

CRD number, if applicable, of intermediary
005548762

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% cash of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of Raise Amount in SAFE units

Name of qualified third party "Escrow Facilitator" which the Offering will utilize North Capital Escrow Facilitator

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
400

Price (or method for determining price)
$300.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☐ Yes
☑ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis

☐ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$120,000.00

Deadline to reach the target offering amount
January 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0	$0.00
Cash & Cash Equivalents	$0.00	$6000.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	0	$0.00
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

August 29, 2024

FORM C

Up to $120,000.00

Spabilaty INC

Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Spabilaty INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $300.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed at the table (the "Intermediary"). The Intermediary will be entitled to receive 2% of Raise Amount in SAFE units related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$300.00	$0	$300.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$120,000.00	$8,400.00	$111,600.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) Seed at the table will receive 2% of Raise Amount in SAFE units in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 29,2024 .

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); 5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THISFORMC, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION

MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OFBY ANY INVESTOREXCEPTPURSUANTTO RULE501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW FACILITATOR

SEED AT THE TABLE, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company

undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.spabilaty.com

The Company must continue to comply with the ongoing reporting requirements until: 1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition,results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the

information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Spabilaty INC (the "Company") is a Delaware Corporation , formed on February 22, 2023.

The Company is located at 18 Meadowbrook ln, Valley Stream, NY 11580.

The Company's website is https://www.spabilaty.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Spabilaty INC is a leading rental management software (SaaS) designed specifically for landlords of suite properties. Our platform streamlines the entire rental management process, from tenant onboarding and management to day-to-day operations, saving landlords time and effort.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	166
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	166
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	400
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	400
Purchase price per Security	$300.00
Minimum investment amount per investor	$300.00
Offering deadline	January 30, 2025
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on 16 page hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

Market Competition
The market for property management software is characterized by intense competition among established players. These companies have strong brand recognition, loyal customer bases, and significant financial resources, making it challenging for new entrants to gain traction. The competitive landscape has led to aggressive pricing strategies, potentially impacting profitability. Additionally, the market is experiencing feature parity, where new products or services offer similar features and benefits as existing solutions, making it difficult to differentiate and attract customers.

Technological Challenges

Rapid advancements in areas such as artificial intelligence and the Internet of Things require businesses to invest in new technologies and skills to remain competitive. Cybersecurity threats pose a constant risk to sensitive tenant and property data, necessitating robust security measures. Additionally, integrating with various third-party systems, such as accounting software and payment gateways, can be complex and time-consuming, impacting operational efficiency.

Our reliance on Bubble.io, a low-code development platform, presents a unique technological challenge. While Bubble offers advantages in development speed and cost, it introduces a layer of dependency. If Bubble experiences technical issues, outages, or security vulnerabilities, it can directly impact the functionality and stability of our platform. This could lead to disruptions in service, data access problems, and ultimately, a negative customer experience. To mitigate these risks, we actively monitor Bubble's performance and updates, explore alternative solutions for critical functionalities if necessary, and maintain open communication with our customers regarding any potential impacts.

Economic Factors

The property management industry is subject to market fluctuations that can impact the demand for software solutions. Economic downturns can lead to reduced demand for property management services and, consequently, for the software that supports those services. Additionally, shifts in the real estate market, such as the growing popularity of remote work, can influence the demand for different types of property management software. These factors create uncertainty and can make it challenging to accurately predict future market conditions and software demand.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes and other taxes, such as Federal Excise Tax, payroll, sales, use, value-added, net worth, property, and goods and services taxes, both in the U.S. and in various foreign jurisdictions. Determining our provision for income taxes and other tax liabilities requires significant judgment. Our business involves many transactions and calculations with uncertain tax outcomes. While we believe our tax estimates are reasonable, there's no guarantee that final determinations from tax audits or disputes won't differ from our current estimates. Any material differences could negatively impact our financial position and results of operations in the relevant periods.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

A global emergency or widespread isolation, such as caused by a pandemic or natural disaster, could significantly impact the property management industry. These events could lead to decreased demand for rental properties, as individuals may choose to stay with family or in more remote locations. As a result, landlords might experience reduced rental income and a decreased need for property management software. This could, in turn, affect the viability of software providers and their ability to sustain their services.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

The absence of a technical co-founder presents a potential risk to our company. While our current team possesses valuable skills and expertise, a technical co-founder with deep technical knowledge and experience could provide critical leadership and guidance in the development and implementation of our technology. Without a dedicated technical expert on the team, we may face challenges in scaling our product, addressing technical issues promptly, and staying competitive in a rapidly evolving technological landscape.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable for at least one year from the initial purchase date. While federal securities laws may permit trading, state securities regulations could apply. Each Purchaser should consult with their attorney to understand the specific transfer restrictions. This investment is intended for the long term, as there is no current or anticipated public market for the Units of SAFE. Due to unregistered status, the Units of SAFE have transfer restrictions and cannot be resold in the United States except under limited circumstances. There are no plans to register the Units of SAFE under the Securities Act or state securities laws. These transfer restrictions could negatively impact the potential resale price of the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment and represent that they are buying the Securities for their own account, for investment purposes, and not for resale or distribution.

The Securities have not been registered under federal or state securities laws, which means they are not subject to certain regulatory oversight. No government agency has reviewed or approved this Offering, the Company, or its Securities. The Company has relied on exemptions from securities registration requirements. Investors in the Company will not benefit from the protections that registration would provide. Prospective investors should carefully evaluate the disclosure and fairness of the Offering terms on their own or with the help of their personal advisors.

There is no guarantee that a Purchaser will profit from their investment or that they won't lose their entire investment. Investors should carefully read the Form C and all accompanying documents, and consult with their attorney and business advisor before making any investment decisions.

A small group of owners controls a significant portion of the Company. Before this Offering, these owners held up to 100% of the Company. These owners may have significant influence over decisions that require owner approval, such as electing directors or managers and approving major Company transactions. Their interests may differ from yours, and they could support proposals that you disagree with. This concentration of ownership could make it difficult to change control of the Company or discourage potential acquirers, which might lower the price that investors are willing to pay. Additionally, these owners could use their voting power to maintain the current management, delay or prevent changes in control, or support or reject management and board proposals.

The Company has the right to extend the Offering deadline. This means that your investment may remain in escrow while the Company tries to reach the Minimum Amount, even after the

stated deadline. Your investment will not earn interest during this extension period and will be held until either the new deadline passes without reaching the Minimum Amount (in which case it will be returned to you without interest or deductions), or the Company reaches the Minimum Amount (in which case it will be released to the Company for use as described). Once the funds are released to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until the Company has an IPO or is sold. For an indefinite period, Purchasers will not have ownership of the Company or its assets or revenues. Depending on when and how the Securities are converted, Purchasers may never become equity holders. Conversion into equity securities requires a future round of financing sufficient to trigger conversion and the Company's decision to convert. The Company is not obligated to convert the Securities into CF Shadow Securities. In certain cases, such as a sale of the Company, an IPO, dissolution, or bankruptcy, Purchasers may only receive cash, if available, instead of equity.

Purchasers will not have voting rights, even after their Securities are converted into CF Shadow Securities. CF Shadow Securities will have no voting rights, and even if state law grants a statutory voting right, CF Shadow Security holders must vote with the majority of security holders in the new round of equity financing that triggered the conversion. For example, if the Securities are converted in a Series B Preferred Shares round, Series B-CF Shadow Security holders must vote the same way as the majority of Series B Preferred Shareholders. Therefore, Purchasers will never be able to freely vote on any director or other Company matters.

Purchasers will not have inspection or information rights beyond those required by Regulation CF. This means they cannot inspect the Company's books and records or receive financial or other information from the Company, except as specified by Regulation CF. Other security holders may have these rights. Regulation CF only requires an annual report on Form C, providing limited information. This lack of information could disadvantage Purchasers compared to other security holders.

In the event of the Company's dissolution or bankruptcy, Purchasers of unconverted Securities will be treated like common equity holders. This means they will have the lowest priority for distributions, receiving only after all creditors and holders of more senior securities, including preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, Purchasers will have the same rights and preferences (except for voting rights) as the holders of the Securities issued in the equity financing that triggered the conversion

Purchasers cannot declare the Securities in "default" and demand repayment. Unlike convertible notes and other securities, the Securities do not have any "default" provisions that allow Purchasers to demand repayment of their investment. The Company has complete discretion over whether or not to convert the Securities in a future equity financing, and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, can Purchasers demand payment, and even then, such payments will be limited to the cash available to the Company.

The Company may never choose to convert the Securities or experience a liquidity event. There's no guarantee that the Company will receive future equity financing or convert the Securities in such financing. Additionally, the Company may never undergo a liquidity event like a sale or IPO. If neither conversion nor a liquidity event occurs, Purchasers could hold the Securities indefinitely. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market for sale. The Securities are not equity interests, have no ownership rights, no rights to the Company's assets or profits, and no voting rights or ability to direct the Company's actions.

In addition to the risks mentioned above, businesses often face unforeseen risks that management may not fully appreciate. It's impossible to predict all potential risks. Furthermore, the Company cannot guarantee the success of its current business plan. Prospective Purchasers should carefully analyze the risks and merits of investing in the Securities, considering the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Spabilaty INC is a leading rental management software (SaaS) designed specifically for landlords of suite properties. Our platform streamlines the entire rental management process, from tenant onboarding and management to day-to-day operations, saving landlords time and effort.

Business Plan

Spabilaty INC will develop and market a comprehensive rental management software solution designed to streamline the operations of Suite Landlords. The software will offer features such as tenant management, lease tracking, rent collection, maintenance requests, and financial reporting. By automating these tasks, Spabilaty INC aims to increase efficiency, reduce errors, and improve overall profitability for its clients.

The target market for Spabilaty INC includes Suites (co-working spaces)of all sizes. The software will provide significant value to these businesses by:

-Streamlining operations: Automating routine tasks, such as tenant communication and rent collection, will save time and reduce administrative costs.

-Improving accuracy: The software will eliminate manual data entry and reduce the risk of errors, ensuring accurate financial records and compliance with regulations.

-Enhancing tenant satisfaction: By providing a convenient online portal for tenants to submit maintenance requests and pay rent, Spabilaty INC will improve tenant satisfaction and reduce tenant turnover.

-Increasing profitability: By increasing efficiency and reducing costs, Spabilaty INC will help property management companies increase their profitability.

History of the Business

Spabilaty was created February 2023 and launched March 2024

Competition

Spabilaty INC faces competition from established players in the property management software industry, such as Salon Suite Solutions, Suite Manager, Yardi Cube, and Azibo. However, what sets Spabilaty apart is its specialized focus on landlords who rent to service providers like hair stylists, Pilates instructors, or chiropractors. This vertical specialization allows Spabilaty to tailor its software to the unique needs of this specific market, providing features and functionalities that address the challenges and opportunities faced by landlords in this niche.

Supply Chain and Customer Base

Spabilaty INC will leverage a cloud-based software-as-a-service (SaaS) delivery model to ensure scalability and accessibility for its customers. The software will be hosted on a secure cloud infrastructure, allowing for easy deployment and maintenance. Our primary customer base will consist of suite landlords that cater to service providers such as hair stylists, Pilates instructors, and chiropractors. By focusing on this niche market, Spabilaty aims to establish a strong market presence and provide tailored solutions to meet the specific needs of these businesses.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Development	40%	$20,000	40%	$48,000
Marketing and Sales	30%	$15,000	30%	$36,000
Operating Costs	20%	$10,000	20%	$24,000
Contingency	10%	$5,000	10%	$12,000
Total	**100.00%**	**$50,000**	**100.00%**	**$120,000**

The Use of Proceeds chart does not include fees for using the Form C generation system, financial and legal services, or escrow. These fees were incurred during campaign preparation and are due before closing. The funds will be used for marketing and sales, distillery construction, manufacturing, inventory, and operating expenses. However, the Company has the flexibility to adjust the use of proceeds if business needs dictate.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

Currently no Directors or Officers

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

<mark>Attention for Attorney: Regulators are focused on section 201(m) of the Rule. Please ensure there is proper discussion of all aspects.</mark>

Capitalization

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The Company is solely owned by Karline Depass.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Karline Depass	80.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to improve the client experiece by creating a seamless workflow for automatic rent collection, lease creation and renewals and document storage.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically bringing production in house with the completion of our distillery. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: The Purchase of property for the use of production of distilled spirits

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.


THE OFFERING AND THE SECURITIES


The Offering

The Company is offering up to 400 of Units of SAFE (Simple Agreement for Future Equity) for up to $120,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the OfferingDeadline, no Securities will be sold in the Offering,investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions.The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $120,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securitiesyou must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Seed at the Table until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities offered at a discount. The minimum amount that a Purchaser may invest in the Offering is $300.00.

The Offering is being made through Seed at the table , the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of Raise Amount in SAFE units.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) _____ shares of common stock, par value _____ per share, of which _____ common shares will be issued and outstanding, and (ii) _____ shares of preferred stock, par value _____ per share, of which _____ preferred shares will be issued and outstanding .

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $700,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $2,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing

equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%. The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $2,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor Immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such

transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount(as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by theCompany's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place. Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

• The Company does not have the right to repurchase the Securities.

• The Securities do not have a stated return or liquidation preference.

• The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

No agreements in place.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Karline Depass

(Signature)

Karline Depass

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Karline Depass

(Signature)

Karline Depass

(Name)

CEO

(Title)

08/30/2024

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Karline Depass, being the founder of Spabilaty INC, a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of August 20, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended June 30, 2024, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

Karline Depass

(Signature)

Karline Depass
(Name)

CEO
(Title)

08/30/2024
(Date)

Exhibit A

https://drive.google.com/file/d/1E7u3XUtgj--xGcpMa_9rg3Deelse4EJs/view?usp=sharing